Standex

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News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Christian Storch, CFO
InvestorRelations@Standex.com
(603) 893-9701

FOR IMMEDIATE RELEASE

STANDEX POSTS DOUBLE-DIGIT INCREASES IN FISCAL YEAR 2004 REVENUES AND INCOME FROM CONTINUING OPERATIONS

Company To Divest James Burn Operations
Last Major Step In Standex Realignment Will Result In Fourth Quarter Charge

SALEM, NH – August 19, 2004 . . . . Standex International Corporation **(NYSE:SXI)** today reported that fourth quarter income from continuing operations increased 103% to $7.3 million, or $0.59 per diluted share, from fourth quarter 2003 income from continuing operations of $3.6 million, or $0.30 per diluted share. Net sales for the fourth quarter of fiscal 2004 grew 29% to $163.4 million from $126.8 million for the fourth quarter of 2003. The organic sales growth rate in the fourth quarter was 14%.

Excluding special items and discontinued operations, income for the fourth quarter of fiscal 2004 was $6.7 million, or $.54 per diluted share, an increase of 21% from $5.6 million, or $.46 per diluted share, in 2003. The Company believes such non-GAAP measures provide investors with an additional means of measuring financial performance and a consistent basis for comparing Standex's results for the fourth quarter of 2004 with results for prior quarters. A reconciliation of GAAP net income and earnings per share to non-GAAP amounts is included later in this release.

Standex also reported that its board of directors has authorized the divestiture of its James Burn International (JBI) business operations as one of the last major steps in the corporate-wide restructuring and realignment program the Company began almost two years ago. Standex is proposing to sell the entirety of JBI as a business to one buyer in an all-cash transaction. The divestiture will result in an after-tax non-cash impairment charge of approximately $7.6 million, or $0.61 per share, in the fourth quarter of the Company's fiscal year ended June 30, 2004, which is reflected in discontinued operations.

Special items include a research and development tax credit of $630,000 reflecting the net benefit to Standex resulting from the favorable settlement with the Internal Revenue Service on a multi-year tax credit.

After including discontinued operations and special items, Standex reported a fourth quarter net loss of $685,000, or ($0.06) per diluted share, which compares to net income of $4.5 million, or $0.37 per diluted share, for the year-earlier fourth quarter.

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Income from continuing operations for the full fiscal year ended June 30, 2004 was $22.1 million, or $1.79 per diluted share, an increase of 104% from $10.8 million, or $0.89 per diluted share, for the same period in 2003. Net sales for fiscal 2004 rose 18% to $577.5 million from year-earlier net sales of $490.2 million. Excluding the impact of favorable currency exchange rates, acquisitions and the extra month of European sales recorded in fiscal 2003, year-over-year organic sales growth was 8%.

Excluding discontinued operations and special items, full year income for fiscal year 2004 was $22.2 million, or $1.80 per diluted share, an increase of 29% from $17.3 million, or $1.42 per diluted share, in 2003. After including discontinued operations, special items and the JBI charge, net income for fiscal year 2004 was $10.6 million, or $0.86 per diluted share, down 25% from $14.1 million, or $1.16 per diluted share, from fiscal year 2003.

Comments on the Fourth Quarter and Full Fiscal Year 2004

"For a number of reasons, we were pleased with the continued improvement in Standex's operating performance and financial results for the fourth quarter and the full year," said Roger Fix, president and CEO. "First, the 8% increase in the Company's organic sales for the year demonstrates that our realignment initiatives are working and the businesses we have retained in the portfolio are positioned to generate superior sales growth in the future.   The top line growth we have seen in these businesses in fiscal 2004 exceeds the growth rate in many of our core markets, even as those markets strengthen, indicating that many of our businesses are taking market share away from the competition.   Several of our core businesses are leading our overall growth because they have become stronger, operate more efficiently and are better able to take advantage of market opportunities.

Second, our total sales growth for the year of 18% demonstrates the incremental revenue strength gained from acquisitions completed under our restructuring and realignment program.   The acquisitions we completed are strategic bolt-ons, which we believe better position our existing businesses for future sales and profit growth while at the same time fulfilling our stated strategy of building bigger more profitable business units.[1]

Third, as we near the end of our restructuring and realignment program we are seeing the results of these actions in our profits from continuing operations.   For the fourth consecutive quarter we are reporting double digit improvement in net income from continuing operations.

Fourth, we saw continued improvement in the area of working capital management. Our working capital turns in the fourth quarter were 5.2 compared to 3.8 two years ago. During this time frame, we reduced our working capital from $150.9 million at the beginning of fiscal 2003 to $120.9 million at the close of fiscal 2004, a reduction of $30.0 million, or 20%. The working capital freed up from the balance sheet has been used to complete acquisitions and reduce debt levels. We closed fiscal 2004 with net debt of $92 million and a net debt to total capital ratio of 36%. We believe we have significant balance sheet capacity to continue our acquisition program."[1]

Standex's Food Service Equipment Group posted a solid performance for the fourth quarter of 2004. Sales for the group increased in the fourth quarter to $61.2 million, up 48% from $41.3 million in the fourth quarter of 2003. Operating income for the group increased 35% to $5.17 million in the fourth quarter of 2004 from $3.83 million in 2003. Four of the group's divisions, Federal Industries, Master-Bilt, Procon and USECO performed well. Master-Bilt posted record sales and profits for the fourth quarter and the full year, gaining market share in its traditional drug store and ice cream retail chain markets and increasing sales in its targeted growth market of restaurants. Procon reported very strong sales, profits and cash flows in its traditional beverage market and extended its penetration into targeted non-beverage niche industrial sectors. Federal Industries turned in another quarter and year of consistent growth by capturing share in its traditional domestic food service segment and successfully penetrating targeted growth markets of Central and South America. USECO was a key beneficiary of our realignment initiatives and achieved significant recovery in profitability. Organic sales growth for the Food Service Equipment Group in the fourth quarter was 13%.

Standex's Industrial Group also had a very good fourth quarter as sales rose 26% to $79.8 million versus $63.4 million in the fourth quarter of 2003. Operating income for the group increased 30% to $9.37 million in the fourth quarter of 2004 from $7.2 million in 2003. Several businesses in the group including Standex Air Distribution Products (ADP), Standex Electronics, and Custom Hoists posted very strong sales and profit performances. ADP reported a double-digit sales increase and strong profit performance as it benefited from continued strength in its core market of residential HVAC systems and new growth from sales to the big-box do-it-yourself market. Standex Electronics achieved double-digit sales increases due to new automotive platform wins and sales improvements through acquisitions. Profitability in this division continued to improve as the positive impact of previous plant consolidations were realized. Custom Hoists showed continued growth from the impact of market share gains and strengthening markets. Organic growth for the Industrial Group in the fourth quarter was 19%. The overall backlog for the Industrial Group at the end of the fourth quarter of 2004 stood at $86.5 million a double-digit improvement over prior year.

Sales in the Consumer Group for the fourth quarter were $22.4 million up slightly from the prior year of $22.2 million. Operating income for the group was $1.11 million, down 30% from the prior year level of $1.6 million. Operating profit for the group was impacted by several termination and severance costs totaling $369,000 which were incurred during the quarter.

Fix added, "Overall, we are very encouraged by the improvement in the bottom-line performance of our Consumer Group in fiscal 2004. The group's management team has focused for several quarters on reducing expenses and emphasizing profitability. As a result, fiscal 2004 operating income grew 110% to $5.17 million from $2.46 million in the prior year. During the course of the fiscal year we achieved dramatic improvements in profitability at both Standard Publishing and Standex Direct. Standard Publishing benefited from the closure of its commercial printing operation and other cost reduction actions. Standex Direct improved operating efficiencies and reduced marketing expenses. More recently, our Berean Christian Stores division experienced some recovery in the religious book and gift markets. Berean posted a 3% increase in same-store sales, a 5% increase in overall sales and 26% improvement in operating profit for the fourth quarter."

Comments on Standex's Realignment and Restructuring Program and the James Burn International Divestiture

"Through the implementation of our realignment and restructuring program, we identified James Burn International as a candidate for disposition," said Fix. "The company no longer fits our business model of providing engineered products and value-added customer solutions. We expect to sell the business in its entirety."[1]

The divestiture of JBI will substantially complete the restructuring and realignment program we announced in October 2002. Our execution of the program has been accomplished on schedule, in line with our financial expectations, and has achieved the goals we originally established. With the divestiture of JBI, we will have sold or closed six businesses representing approximately $97 million in annual sales, consolidated five plants and completed five acquisitions adding $75 million in annual sales. We have successfully offset approximately $7.7 million of the restructuring expense incurred during the past 18 months with the capital gains we recognized on the dispositions. As a result, we expect that when we record our final restructuring charges during the first quarter of fiscal

2005 fiscal year, we will be well within our original estimate of $11 million to $12 million.[1]   The annualized cost savings from the restructuring and realignment program will exceed $8.0 million.

The goals we set for this program were to produce a series of larger operating groups consisting of stronger, more agile and synergistic businesses with the critical mass necessary to establish their number one or number two leadership positions in targeted niche markets and contribute to an overall improvement in operating cash flow. Through the successful execution of the program's initiatives, we increased our standing in existing and strategic markets and exited businesses that no longer played to our strengths. In addition, we have established Lean Enterprise disciplines in nine divisions.   With these achievements, Standex is postured to benefit fully from the improving economic outlook,[1]" said Fix.

About the Fourth Quarter and Full Year Fiscal 2004 Financial results Conference Call

Standex International webcast its conference call live this morning at 10:00 a.m. ET.   On the call, Roger Fix, president and CEO, and Christian Storch, CFO, will review the Company's financial results and business and operating highlights for the period and the achievements of the Restructuring and Realignment program.

Investors interested in listening to the webcast should log onto the "Investor Relations" section of Standex's website, located at www.standex.com, prior to the event's broadcast.

About Standex

Standex International Corporation is a multi-industry manufacturer in three broad business segments: Food Service Equipment, Industrial and Consumer, with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the Company's website at www.standex.com.

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[1] **Safe Harbor Language**

Statements in this news release include, or may be based upon management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the mergers and acquisitions market generally, along with changes in the economic conditions in the document finishing industry as it relates to the James Burn International divesture, changes in general domestic and international economic conditions, market demand, the completion of the restructuring and realignment program and the realization of sufficient proceeds from asset sales to offset restructuring expenses, realization of the expected annual cost savings resulting from the restructuring and realignment program and any other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2003, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaims any obligation to do so even if its estimates change.

Reconciliation of Non-GAAP Measures

Net income and earnings per share data including the impact of discontinued operations, restructuring and other special charges is summarized below (in thousands, except per share data):

	Three Months Ended June 30			Year Ended June 30		
			Change			Change
	2004	**2003**	**%**	**2004**	**2003**	**%**
Net Income/(Loss)	$ (685)	$4,455	(115)%	$10,605	$14,149	(25)%
Discontinued operations	487	(844)		3,928	(3,309)	
JBI divestiture	7,546	-		7,546	-	
Income from continuing operations	7,348	3,611	103%	22,079	10,840	104%
Special items, net of tax:						
Restructuring	20	1,939		774	3,112	
R&D tax credit, net of related fees	(630)	-		(630)		
Other	-	-		-	3,334	
Subtotal	(610)	1,939		144	6,446	
Income before special items	$ 6,738	$5,550	21%	$22,223	$17,286	29%
Diluted earnings per share	$(0.06)	$ 0.37	(116)%	$ 0.86	$ 1.16	(26)%
Discontinued operations	0.04	(0.07)		0.32	(0.27)	
JBI divestiture	0.61	-		0.61	-	
Income from continuing operations	0.59	0.30	97%	1.79	0.89	102%
Special items, net of tax:						
Restructuring	-	0.16		0.06	0.26	
R&D tax credit, net of related fees	(0.05)	-		(0.05)	-	
Other	-	-		-	0.27	
Subtotal	(0.05)	0.16		0.01	0.53	
Income before special items	$ 0.54	$ 0.46	17%	$ 1.80	$ 1.42	27%

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CONSOLIDATED FINANCIAL INFORMATION
(*In thousands, except per share data*)


	Three Months Ending June 30		Year Ending June 30	
	2004	**2003**	**2004**	**2003**
CONSOLIDATED SUMMARY OF INCOME				
NET SALES	$163,393	$126,839	$577,450	$490,198
Income Before Taxes	$ 8,896	$ 4,956	$ 31,936	$ 15,654
Provision for Taxes	1,548	1,345	9,857	4,814
Income from continuing operations	7,348	3,611	22,079	10,840
Income/(loss) from discontinued operation net of tax	(8,033)	844	(11,474)	3,309
Net Income/(Loss)	$ (685)	$ 4,455	$ 10,605	$ 14,149
EARNINGS PER SHARE:				
Basic				
Income/(Loss) from continuing operations	$ 0.60	$ 0.30	$ 1.81	$ 0.90
Income/(Loss) from discontinued operations	$ (0.66)	$ 0.07	$ (0.94)	$ 0.27
Total	$ (0.06)	$ 0.37	$ 0.87	$ 1.17
Diluted				
Income/(Loss) from continuing operations	$ 0.59	$ 0.30	$ 1.79	$ 0.89
Income/(Loss) from discontinued operations	$ (0.65)	$ 0.07	$ (0.93)	$ 0.27
Total	$ (0.06)	$ 0.37	$ 0.86	$ 1.16
SEGMENT DATA				
NET SALES				
Food Service	$ 61,226	$ 41,276	$ 191,791	$145,768
Consumer	22,386	22,185	90,839	94,017
Industrial	79,781	63,378	294,820	250,413
TOTAL	$163,393	$126,839	$577,450	$490,198
OPERATING INCOME				
Food Service	$ 5,173	$ 3,831	$ 15,548	$ 10,455
Consumer	1,114	1,596	5,170	2,464
Industrial	9,374	7,206	34,749	33,199
Restructuring	(39)	(3,347)	(1,218)	(5,364)
Other income, net	-	-	279	(5,556)
Corporate	(6,011)	(2,947)	(17,532)	(12,906)
TOTAL	$ 9,611	$ 6,339	$ 36,996	$ 22,292


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